Mail Stop 3561

November 9, 2009

Robert A. Lloyd
Senior Vice President and Chief Accounting Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

      Re: **GameStop Corp.**
               Form 10-K for the Fiscal Year Ended January 31, 2009
               Filed April 1, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed May 22, 2009
               Form 10-Q for the Fiscal Quarter Ended May 2, 2009
               Filed June 11, 2009
               File No. 001-32637

Dear Mr. Lloyd:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director